    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 28, 2005

                                       INVESTMENT COMPANY ACT FILE NO. 811-21479
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                    FORM N-2
         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                               /X/ AMENDMENT NO. 2

                        (CHECK APPROPRIATE BOX OR BOXES)
                                   ----------

                    MADISON HARBOR BALANCED STRATEGIES, INC.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

                              THE CHRYSLER BUILDING
                              405 LEXINGTON AVENUE
                               NEW YORK, NY 10174

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (212) 953-3700

                                 EDWARD M. CASAL
                             CHIEF EXECUTIVE OFFICER
                    MADISON HARBOR BALANCED STRATEGIES, INC.
                              THE CHRYSLER BUILDING
                              405 LEXINGTON AVENUE
                               NEW YORK, NY 10174
                     (NAME AND ADDRESS OF AGENT FOR SERVICE)

                                   ----------
                                   COPIES TO:

                                 STEVEN B. BOEHM
                         SUTHERLAND ASBILL & BRENNAN LLP
                         1275 PENNSYLVANIA AVENUE, N.W.
                              WASHINGTON, DC 20004

                                   ----------

THIS REGISTRATION STATEMENT HAS BEEN FILED BY REGISTRANT PURSUANT TO SECTION 8(B) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED. HOWEVER, INTERESTS IN THE REGISTRANT ARE NOT BEING REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), SINCE SUCH INTERESTS WILL BE ISSUED SOLELY IN PRIVATE PLACEMENT TRANSACTIONS WHICH DO NOT INVOLVE ANY "PUBLIC OFFERING" WITHIN THE MEANING OF SECTION 4(2) OF THE 1933 ACT. INVESTMENT IN THE REGISTRANT MAY BE MADE ONLY BY INDIVIDUALS OR ENTITIES WHICH ARE "ACCREDITED INVESTORS" WITHIN THE MEANING OF REGULATION D UNDER THE 1933 ACT. THIS REGISTRATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, ANY INTERESTS IN THE REGISTRANT.


Information included in the Private Placement Memorandum contained in Amendment No. 1 to the Registration Statement, filed November 1, 2004, is incorporated herein by reference, except that the disclosure contained in the following sections is replaced and/or supplemented, as the case may be, with the corresponding sections set forth below in the attached Private Placement Memorandum Supplement:


PRIOR SECTION                         UPDATED SECTION                 TYPE OF REVISION
----------------------------------------------------------------------------------------
The Offering                          The Offering                    Replaced
Plan of Distribution                  Plan of Distribution            Replaced
Fees and Expenses                     Fees and Expenses               Supplemented
Pre-Approved Underlying Funds         Changes to Pre-Approved         Supplemented
                                      Underlying Funds
Summary Comparison of Pre-Approved    Summary Comparison of Current   Replaced
Underlying Funds                      Subscribed and Pre-Approved
                                      Underlying Funds
Custodian and Transfer Agent          Custodian                       Supplemented


In addition, the information contained in the following sections set forth below in the attached Private Placement Memorandum Supplement supplements the existing disclosure set forth in the Private Placement Memorandum contained in Amendment No. 1 to the Registration Statement, filed November 1, 2004:


ADDITIONAL SECTIONS

Special Dividend
Subscriptions
Engagement of Sub-Adviser

PRIVATE PLACEMENT MEMORADUM SUPPLEMENT DATED JANUARY 21, 2005
(to Private Placement Memorandum dated November 1, 2004)


                        UP TO APPROXIMATELY $300,000,000

                    MADISON HARBOR BALANCED STRATEGIES, INC.
                   A REAL ESTATE PRIVATE EQUITY FUND OF FUNDS

This private placement memorandum supplement supplements the private placement memorandum dated November 1, 2004 relating to the offering of up to 300,000 shares of our common stock, par value $0.0001 (the "Shares"), at a cost of $1,000 per Share, by updating certain information concerning how the offering will be conducted, as well as other related matters. You should carefully read this private placement memorandum supplement and the private placement memorandum before investing in our Shares, and retain copies of each for future reference. YOU SHOULD ALSO REVIEW THE INFORMATION SET FORTH UNDER "RISK FACTORS" ON PAGE 2 OF THE PRIVATE PLACEMENT MEMORANDUM BEFORE INVESTING.

                                  THE OFFERING

We are offering investors the opportunity to subscribe to purchase our Shares. We are offering up to approximately 300,000 Shares through Wells Fargo Investments, a registered broker-dealer. We may also distribute shares through other brokers or dealers (collectively with Wells Fargo Investments, the "Distributors," each firm a "Distributor"). The offering will initially close on January 28, 2005, subject to extension by the Adviser in its sole discretion (the "Initial Closing Date"). The Adviser in its sole discretion may conduct additional closings subsequent to the Initial Closing Date, though the Adviser is not obligated to do so. The Adviser currently anticipates conducting two additional closings subsequent to the Initial Closing Date, which are expected to occur on or prior to June 30, 2005 (the "Subsequent Closing Dates," each a "Subsequent Closing Date"), though the number and dates of such additional closings remain subject to change in the Adviser's sole discretion.

Payments transmitted by subscribers to us, or to the Distributors, for investment in Madison Harbor Balanced Strategies, Inc. (the "Fund") will be deposited in an interest-bearing bank escrow account with SEI Global Fund Services pending the Initial Closing Date, or if received subsequent to the Initial Closing Date, the next scheduled Subsequent Closing Date. Funds deposited into the escrow account will be invested in accordance with applicable law until the Initial Closing Date, or if received subsequent to the Initial Closing Date, the next scheduled Subsequent Closing Date. At the time of the Initial Closing Date, and each Subsequent Closing Date, all funds deposited in the escrow account will be released to the Fund and may be invested in Underlying Funds in the Adviser's sole discretion. In the event that the Fund rejects a subscriber's Subscription Agreement or a subscriber elects to withdraw his or her subscription prior to the next scheduled Subsequent Closing Date, we will promptly deliver to such subscriber all funds received. No interest will be paid on an investor's escrowed funds in the event of such a rejection or withdrawal. In addition, subscribers may not withdraw their subscriptions after the applicable closing date as of which their funds have been released from escrow and invested in the Fund.

The Adviser may elect to terminate the offering at any point subsequent to the Initial Closing Date and all proceeds from the offering received subsequent to the Initial Closing Date will be refunded to investors with any interest earned thereon and without any deductions.

                              PLAN OF DISTRIBUTION

We have engaged Wells Fargo Investments to act as the Distributors of our Shares on a best-efforts basis, subject to various conditions. We may also enter into agreements and distribute our Shares through other brokers or dealers. We may also accept offers to purchase Shares ourselves that we receive directly from investors.

We will enter into a separate distribution agreement with each of the Distributors. Subject to the terms and conditions of the respective distribution agreements, each of the Distributors has severally agreed to act as our placement agent, and thereby to offer and sell, on a best efforts basis, up to the maximum number of Shares (300,000) currently being offered, subject to the condition that the Distributors together may not sell an aggregate number of shares in excess of such maximum amount.

SALES CHARGES

The Distributors propose to offer the Shares to eligible investors at the offering price set forth on the cover of the Offering Memorandum, plus a sales charge of up to 3.5% of the offering price. Any such sales charge will be paid by each investor in addition to the offering price for our Shares, and will not reduce the proceeds we will receive from this offering.

The Adviser may pay additional compensation to the Distributor(s) from its own resources in connection with the servicing of the Investors. This amount is currently anticipated to range between 0.325% and 0.65% of net asset value annually.

OFFERING EXPENSES

We estimate that the total expenses of this offering, which will be paid by us, will be approximately $850,000. In the event that the total expenses of this offering exceed 0.85% of the gross proceeds of the offering, the Adviser will reimburse the Fund for any such expenses incurred above 0.85% of the gross proceeds of the offering.

OTHER RELATIONSHIPS

In the ordinary course of business, the Distributors and/or their affiliates may perform commercial banking, financial advisory and investment banking services for us for which they may receive customary compensation.

                                SPECIAL DIVIDEND

In order to ensure equal treatment of all investors, the Fund expects to declare, subject to action being taken by our Board of Directors, a special dividend payable to Shareholders of record immediately prior to each Subsequent Closing Date. This special dividend is intended to distribute any income, including both realized and unrealized capital gains, that the Fund may have earned since the Initial Closing Date, or since the most recent Subsequent Closing Date. The Fund anticipates conducting such distributions, if any, in the form of a cash dividend. The Fund may elect, however, to distribute the proceeds of any unrealized capital gains in the form of a stock dividend. Such distributions will be payable upon a date to be designated by our Board of Directors following each Subsequent Closing Date.

                                FEES AND EXPENSES

The Adviser will reduce its management fee until June 30, 2005 to the extent that the subscription period remains open, to 0.15% of the net asset value of the Fund. In addition, we estimate that ongoing operating expenses, excluding management fees, for our first year of operations ending December 31, 2005 will total approximately $450,000. In the event that our total ongoing operating expenses in any particular fiscal year of operations, excluding management fees, exceed 1.00% of our net asset value as determined at the end of that fiscal year, however, the Adviser will reimburse the Fund for any such expenses incurred above 1.00% of our net asset value.

   SUMMARY COMPARISON OF CURRENT SUBSCRIBED AND PRE-APPROVED UNDERLYING FUNDS

                              TARGETED       STATED MINIMUM       INVESTMENT STRATEGY         REGIONS      INVESTMENT
                              FUND SIZE    INVESTMENT AMOUNTS                    VALUE                        TYPE
FUND                         ($ MILLION)     ($ MILLION)          OPPORTUNISTIC  ADDED      US    INT'L   EQUITY  DEBT
------------------------------------------------------------------------------------------------------------------------
SUBSCRIBED UNDERLYING FUNDS
MONY/Transwestern                300              5.0                /X/       / /         /X/    / /       / /   /X/
    Mezzanine Realty
    Partners II, L.L.C.

PRE-APPROVED UNDERLYING
 FUNDS
Europa Fund II                   370              6.0                / /       /X/         / /    /X/       /X/   / /
Legacy Partners Office &         250              2.0                / /       /X/         /X/    / /       /X/   / /
 R&D Fund I

                                  SUBSCRIPTIONS

On January 14, 2005, we entered into a subscription agreement with MONY/Transwestern Mezzanine Realty Partners II, L.L.C. ("MONY/Transwestern Mezzanine II"), pursuant to which we committed to invest $1,477,000 into that fund. The subscription agreement provides a right of rescission in the event that we have not yet received a minimum of $10 million of accepted subscriptions by February 28, 2005. MONY/Transwestern Mezzanine II will pursue mezzanine investments in the $3 to $25 million range, where the owner's equity is at least 10% of total value (post-investment). A more detailed description of this fund is provided on pages 38-39 of our private placement memorandum.

            SUBSCRIBED UNDERLYING FUNDS
            MONY/Transwestern Mezzanine Realty Partners II, L.L.C.

                    CHANGES TO PRE-APPROVED UNDERLYING FUNDS

In the event any of the Pre-Approved Underlying Funds described in the private placement memorandum, or in this supplement thereto, closes its fund to additional subscriptions prior to the Initial Closing Date, we will not be able to invest in that fund. To that end, RockBridge Real Estate Fund II, LLC, a Pre-Approved Underlying Fund described in the private placement memorandum, has been closed to new subscriptions and has therefore been removed from the Adviser's list of Pre-Approved Underlying Funds. Set forth below is list of the Pre-Approved Underlying Funds as of the date of this private placement memorandum supplement.

            PRE-APPROVED UNDERLYING FUNDS
            Europa Fund II
            Legacy Partners Office & R&D Fund I

In addition, the Adviser retains complete discretion to determine the portion of the proceeds of this offering, if any, to invest in each Pre-Approved Underlying Fund. The Adviser will approve and cause us to invest in additional Underlying Funds from time to time subsequent to the Initial Closing Date.

                            ENGAGEMENT OF SUB-ADVISER

The Adviser has engaged Conning Asset Management Company ("Conning") to act as an investment sub-adviser to the Fund. Conning will manage the assets of the Managed Account (i.e., the assets of the Fund that have not yet been invested in the Underlying Funds). The Adviser will compensate Conning directly, and will not be entitled to reimbursement by the Fund for any fees or expenses paid to Conning.
                                    CUSTODIAN

The Fund has entered into a custody agreement, pursuant to which the securities of the Managed Account will be held by Wachovia Bank, National Association. The address of the custodian is 123 South Broad Street, Mail Stop 4942, Philadelphia, PA 19109.

                            PART C. OTHER INFORMATION

Item 24. Financial Statements and Exhibits:

1.    Financial
      Statements

         None.

2.    Exhibits

      a. Amended and Restated Certificate of Incorporation (Incorporated by reference to Exhibit a of Amendment No. 1 to the Registration Statement on Form N-2 (File No. 811-21479) filed with the U.S. Securities and Exchange Commission on November 1, 2004).

      b. Bylaws (Incorporated by reference to Exhibit b of the Registration Statement on Form N-2 (File No. 811-21479) filed with the U.S. Securities and Exchange Commission on December 19,
               2003).

      c.       Not Applicable.

      d.       Not Applicable.

      e.       Not Applicable.

      f.       Not Applicable.

      g.1. Form of Investment Advisory Agreement (Incorporated by reference to Exhibit g of Amendment No. 1 to the Registration Statement on Form N-2 (File No. 811-21479) filed with the U.S. Securities and Exchange Commission on November 1, 2004).

*     g.2.     Form of Investment Sub-Advisory Agreement with Conning Asset
               Management Company.

      h.       Not Applicable.

      i.       Not Applicable.

      j.1. Form of Custodian Agreement (Incorporated by reference to Exhibit j of Amendment No. 1 to the Registration Statement on Form N-2 (File No. 811-21479) filed with the U.S. Securities and Exchange Commission on November 1, 2004).

*     j.2.     Form of Custodian Agreement with Wachovia Bank, National
               Association.

      k.1. Administration Agreement (Incorporated by reference to Exhibit k.1 of Amendment No. 1 to the Registration Statement on Form N-2 (File No. 811-21479) filed with the U.S. Securities and
               Exchange Commission on November 1, 2004).

      k.2. Escrow Agreement (Incorporated by reference to Exhibit k.2 of Amendment No. 1 to the Registration Statement on Form N-2 (File No. 811-21479) filed with the U.S. Securities and Exchange Commission on November 1, 2004).


      l.       Not Applicable.

      m.       Not Applicable.

      n.       Not Applicable.

      o.       Not Applicable.

      p.       Not Applicable.

      q.       Not Applicable.

      r. Code of Ethics (Incorporated by reference to Exhibit r of Amendment No. 1 to the Registration Statement on Form N-2 (File No. 811-21479) filed with the U.S. Securities and Exchange Commission on November 1, 2004).

----------
* Filed herewith.

Item 25. Marketing Arrangements: Not Applicable.

Item 26. Other Expenses of Issuance and Distribution:

Legal fees and Accounting Fees             $ 320,000
Blue Sky fees                              $  20,000
Printing, Engraving and Offering           $  80,000
Travel                                     $ 175,000
Administrator                              $  56,000
Miscellaneous                              $  30,000

    Total                                  $ 681,000

Item 27. Persons Controlled by or Under Common Control with Registrant:

     After completion of the private offering of shares, the Registrant expects that no person will be directly or indirectly under common control with the Registrant, except that the Registrant may be deemed to be controlled by Madison Harbor Capital Management, LLC, the adviser of the Registrant. Information regarding the ownership of Madison Harbor Capital Management, LLC will be set forth in its Form ADV, to be filed with the Commission.

Item 28. Number of Holders of Securities:

TITLE OF CLASS                                  NUMBER OF RECORDHOLDERS
--------------                                  -----------------------
Common Stock, par value $0.0001                 1    (The Registrant anticipates that as a result of the
                                                     private offering of shares there will be more than 100
                                                     shareholders of record in the future.)

Item 29. Indemnification:

     Reference is made to Article VI, Sections 1 and 2 of the Registrant's Amended and Restated Bylaws, which provide that the Registrant shall, to the maximum extent permitted by the Maryland General Corporation Law, the 1940 Act, and any other applicable law as in effect from time to time (collectively, "Law"), indemnify, and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to, (a) any individual who is a present or former Shareholders, (b) any individual who is a present or former director or officer of the Registrant or (c) any individual who, while a director or officer of the Registrant and at the request of the Registrant, serves or has served as a director, officer, partner or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise from and against any claim or liability to which such person may become subject or which such person may incur by reason of his status as a present or former Shareholders, director or officer of the Registrant (an "INDEMNITEE"). The Registrant shall, to the maximum extent permitted by Law, provide such indemnification and advancement of expenses to a person who served a predecessor of the Registrant in any of the capacities described in (b) or (c) above (and such person shall also be deemed to be an "Indemnitee"). The Registrant shall also, to the maximum extent permitted by Law, provide such indemnification and advancement of expenses, with the approval of the Board of Directors, to any employee or agent of the Registrant or a predecessor of the Registrant (and such person shall also be deemed to be an "Indemnitee").

     The Registrant maintains insurance on behalf of any person who is or was an independent director, officer, employee, or agent of the Registrant, or who is or was serving at the request of the Registrant as an individual general partner, director, officer, employee or agent of another managed investment company, against certain liability asserted against and incurred by, or arising out of , his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person or any act for which the Registrant itself is not permitted to indemnify.

Item 30. Business and Other Connections of Investment Adviser:

     The disclosure set forth under the section above entitled "Management," and the subsection entitled "Investment Adviser" therein, as set forth in the Private Placement Memorandum contained in Amendment No. 1 to the Registration Statement, filed on November 1, 2004, is incorporated herein by reference.

Item 31. Location of Accounts and Records:

     The Registrant maintains at its principal office physical possession of each account, book or other document required to be maintained by Section 31(a) of the 1940 Act and the rules thereunder.

Item 32. Management Services:

     Not Applicable.

Item 33. Undertakings:

     Not Applicable.

                                   SIGNATURES


     Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York in the State of New York on the 27th day of January, 2005.


                                        MADISON HARBOR BALANCED STRATEGIES, INC.


                                          By:  /s/ Edward M. Casal
                                               ---------------------------------
                                               Edward M. Casal
                                               Chief Executive Officer

                                  EXHIBIT INDEX


EXHIBIT
NUMBER           DESCRIPTION
g.2.                 Form of Investment Sub-Advisory Agreement with Conning
                     Asset Management Company

j.2.                 Form of Custodian Agreement with Wachovia Bank, National
                     Association